January 14, 2005


Frederick M. Green
President and Chief Executive Officer
Ault Incorporated
7105 Northland Terrace
Brooklyn Park, Minnesota 55428-1028

Re:	Ault Incorporated
		Annual Report on Form 10-K for fiscal year ended May 30,
2004
      Filed August 25, 2004
		File No. 0-12611

Dear Mr. Green:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended May 30, 2004

Item 1. Business - Page 2
1. In future filings, please include a discussion of your practices relating to working capital items pursuant to Item 101(c)(1)(vi) of
Regulation S-K. We note your disclosure on page 10 that you carry an increased level of inventory of certain items.
2. We note you have significant manufacturing operations located abroad, particularly in China and South Korea. Please expand your discussion in future filings to describe more fully the impact of foreign regulation on your business. Also expand your discussion of the risks involved with operating internationally.
      Manufacturing and Sources of Supply - Page 8
3. In future filings, please describe the material terms of the arrangements with your subcontractors, such as their scope, duration and termination provisions. Also, discuss the importance of these agreements to your business, including the extent to which your business depends on such agreements.

Item 7.  Management`s Discussion & Analysis of Financial
Condition...
- Page 14

      Liquidity and Capital Resources - Page 15
4. We note your disclosure on page 15 that you "took steps to reduce expenses, improve cash flow and return to profitability," including the consolidation of manufacturing operations, and that you attributed part of your increase in gross margin in fiscal 2004 to cost reductions related to the consolidation. In future filings, please expand to describe more specifically management`s expense reduction efforts beyond the consolidation, and quantify the known savings that have resulted from these other efforts for each period for which financial statements are presented. Also indicate whether any charge was taken in connection with any of these activities.
5. We note your statement that management believes your available cash, borrowings and amounts generated from operations will be sufficient to meet your cash requirements for the next twelve months.
In future filings, please discuss your liquidity on a long-term basis as well. See instruction 5 to paragraph 303(a) of Regulation S-K.
6. We note your disclosure that your credit facility with Wells Fargo contains financial covenants requiring you to maintain a minimum capital base and imposing limitations on capital expenditures and payment of dividends. In future filings, quantify the thresholds that you must maintain. Also ensure that your liquidity and capital resources discussion includes a brief description of all material terms of the agreement, such as the fact that the availability of the line of credit is based on your outstanding receivables. Clarify which assets secure the facility, or if all assets secure the facility, so state. Finally, please file the agreement as an exhibit.
7. Additionally, supplementally and in future filings, discuss what would happen if you were unable to obtain a waiver or amendment from your lender on reasonable terms? What kind of interest rate increases could be imposed?
8. We note your disclosure that in July 2004, you obtained a waiver and amended the credit facility since you did not meet the net book worth and income before taxes thresholds set forth in the credit agreement. If, in the future, there is a material risk of triggering terms of your indebtedness that result in making a credit facility unavailable or accelerating a balance due:
* Discuss with greater specificity how near you are to violating each such term. Quantify wherever possible.
* Quantify the amount that will be accelerated.
9. In future filings expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

Results of Operations - Page 16
10. Please note that in future filings, you should include detailed disclosures regarding the expected effects of your exit plans on future earnings and cash flows, and actual savings achieved in later periods should be quantified and described. Significant variances between anticipated and actual savings should be disclosed and the reasons for (and anticipated impact of) these variances discussed. Please revise future filings accordingly.
11. Due to the significance of the exit charges of $2.1 million in fiscal 2004, we would expect a significantly more detailed discussion of the nature, timing and measurement of and reasons for the charges.
Please provide this information in future filings.
12. Supplementally tell us more about the $1.2 million of additional bad debt expense recorded in fiscal year 2002. Did this relate to a particular customer or product? Please advise and revise future filings to clarify.

Item 8.  Financial Statements and Supplemental Data - Page 21

Consolidated Balance Sheets - Page 26
13. In future filings please present the liquidation preferences of the convertible preferred stock on the face of the balance sheet and include a description in the footnotes in accordance with paragraphs
6 and 7 of SFAS 129.
14. We note the classification of your redeemable convertible preferred stock in the mezzanine section. Please tell why the classification is appropriate. Refer to EITF D-98 and SFAS 150 in your response.

Note 1. Nature of Business, Liquidity, and Significant Accounting
Policies - Page 30

Goodwill - Page 31
15. We note that you recorded an impairment charge for goodwill in the fourth quarter of fiscal year 2003. Please revise the notes to your financial statements in future filings as follows:
(a) 	Describe in more detail, the facts and circumstances leading to
the goodwill
		impairment.
(b) Disclose in more detail the method and significant assumptions used to determine the fair value under SFAS 142.
(c) Disclose to explain why the charge was recorded in the fourth quarter and not an earlier period. Refer to paragraph 28 of SFAS 142 in your response.
(d) When an impairment charge is significant, you should provide more detailed information about the nature, timing, and measurement of and reasons for the impairment charge. You should similarly revise your discussion in MD&A to provide more detailed information.

Please also supplementally provide this information. See paragraphs
46 and 47 of SFAS 142.

Stock Compensation - Page 33
16. Revise future filings to provide all disclosures specified in paragraph 2(e)(c) of SFAS 148. Specifically, revise the table to include the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards.

Note 5. Plant Closing - Page 36
17. In future filings please disclose in the notes and in MD&A the factors leading you to conclude that the assets were impaired.
For
example, revise future filings to discuss the impairment indicators you reviewed and the assumptions you relied upon in your analyses. Refer to paragraph 26 of SFAS 144.
18. In this regard, it appears that the roll-forward includes an accrual for asset impairment charges. Impairment charges immediately reduce the carrying amounts of impaired assets. As such, it appears that you may not be properly reflecting the value of the impaired assets in your statement of financial position. Please discuss and revise future filings to clarify.

Note 12. Segment Information and Foreign Operations - Page 41
19. If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a)
FAS 131.

Item 9A. Controls & Procedures - Page 45
20. We note that your auditors identified a material weakness in your
internal controls in connection with the audit of your fiscal 2004 financial statements. Please revise to discuss in more detail the nature of the "certain inventory transactions" and how the material weakness impacted your financial statements.  Quantify the impact of
any adjustments on your financial statements as a result of the identification of this material weakness. Also clarify whether the material weakness has had any material effect on the accuracy of the
company`s financial statements prepared with respect to any prior fiscal period.
21. Supplementally explain how you were able to provide complete
and
accurate information for the interim planning and reporting
purposes.
22. Please supplementally provide us with any management letters from
the company`s auditors to the audit committee, the Board of Directors, and/or any third party consultants and copies of any correspondence, reports or notes to and from the company that address the weakness in the company`s internal controls.
23. It appears from your disclosure that you concluded the
material
weakness did not constitute a deficiency in your disclosure
controls
and procedures.   Please revise to explain the basis for your
conclusion that the material weakness did not constitute a deficiency in your disclosure controls and procedures.
24. Please disclose how, if at all, the discovery of the identified material weakness in the company`s internal controls impacted the effectiveness determinations that the company`s CEO and CFO made with respect to the company`s disclosure controls and procedures in prior periods.
25. We note your disclosure that you will "implement certain enhancements" to your internal controls and procedures that you believe will address the material weakness. Please revise to address specifically what the company is doing to improve its internal control over financial reporting, when all improvements and corrective actions will be implemented completely, and what actions the company took or is taking in the interim to mitigate the weaknesses in the controls.
26. We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934 is "recorded, processed, summarized and reported within the requisite time periods." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Item 10.  Directors and Executive Officers of the Registrant -
Page
46

	Audit Committee - Page 2
27. Supplementally demonstrate how Mr. Colwell meets the
definition
of "audit committee financial expert," as that term is defined in
Item 401(h) of Regulation S-K, and explain how he acquired the attributes required of an expert. For guidance, refer to Part II.A of Release No. 33-8177, Disclosure Required by Sections 406 and
407
of the Sarbanes-Oxley Act of 2002 (revised January 24, 2003).

	Election of Directors - Page 4
28. In future filings, please expand your disclosure of the background of each director and executive officer to describe briefly his or her business experience. Refer to Item 401(e) of Regulation
S-K.

Item 11. Executive Compensation - Page 46

      Summary Compensation Table - Page 10
29. In future filings, please ensure you have included a description of the amounts listed in the "all other compensation" column for every named executive officer. We note that footnote (3) to the table was omitted.

Form 10-Q for period ended November 28, 2004

Controls and Procedures - Page 16
30. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days prior to the filing of the report. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.
31. We note your conclusion that your disclosure controls and procedures are effective "in ensuring that material information related to the Company is made known to them by others within the Company."
* Given the limitation noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.
* Revise to clarify, if true, that your disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange
Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
32. Please revise your disclosure concerning changes in internal controls over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during period covered by the report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

*   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lynn Dicker at (202) 854-5264 or Angela Crane at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 942-2914 or me at (202) 942-1927 with any other questions.


Sincerely,



							Thomas A. Jones
      Senior Attorney


Ault Incorporated
January 14, 2005
Page 1